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                               September 15, 2023

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Amended Offering
Statements on Form 1-A
                                                            Filed August 22,
2023 and August 24, 2023
                                                            File No. 024-12277

       Dear Sachin Latawa:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023, letter.

       Amended Offering Statement on Form 1-A

       Cover Page

   1. Please clearly disclose the termination date of the offering, as required by Item 1(e) of
                                                        Part II of Form 1-A.
       Risk Factors
       Our operating agreement contains provisions that reduce or eliminate duties ..., page 11

   2. We note your response to comment 7 of our letter and reissue. Please revise your disclosure here and in
the section "Securities Being Offered," to clearly disclose when the limitation or
elimination of the fiduciary duties of the manager applies. Please clarify whether there is any
uncertainty as to the enforceability of this under state law. Please
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany 15,
September  NameTirios
               2023    Propco Series LLC
September
Page 2     15, 2023 Page 2
FirstName LastName
         also disclose that nothing in the operating agreement modifying, restricting or eliminating the duties or liabilities of Fiduciary Covered Persons shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
Blockchain technology is a relatively new and untested technology, page 16

3. We note your response to comment 9 and re-issue in part. Please expand your risk factor disclosures to discuss risks related to loss or theft of the Tokens, including losses related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc. Please also
         reconcile your response that    there is no risk related to
cyberattacks, fraudulent or
         accidental transactions, loss of keys, etc. with respect to the Tokens so long as the
         Transfer Agent   s records are accurate,    with your statement here
that    there can be no
         assurances that the blockchain and the creation, transfer, or storage of the Tokens will be uninterrupted or fully secure.
Plan of Distribution
Series Interests maintained on Blockchain as a digital courtesy copy; no investment in cryptocurrencies, page 25

4. We note your response to comment 13 and re-issue in part. As previously requested, please revise to clarify whether there are practical or legal considerations for investors due to the distributed ledger technology features that would not exist in an offering of book entry securities without such features or advise otherwise.
5. We note your revised disclosure in the last paragraph on page 25 that the Tokens "cannot be purchased, sold, or traded separate from the Series Interests." Please explain how such restriction is programmed into the Token or otherwise enforced. Also please describe how a holder will transfer the Series Interest and the Token as a
unit    and provide
         illustrative examples of the methods by which such transfer could be effected.
6.       We note your disclosure at the top of page 26 that:
             The Series Interests are not available for transfer, purchase, or sale from one Series
              Interests holder to another Series Interests holder (
peer-to-peer   ) on the blockchain
              or in any secondary trading market;
             In the future, the Series Interests may be available for purchase, sale or transfer in the secondary trading market or on the blockchain; and
             You have no current agreement to make your Series Interests or Tokens available for trading in the secondary market but may enter into such an agreement in the future.
         Please revise to clarify whether you intend to make the Series Interests or Tokens available for transfer, purchase, or sale from one Series Interests holder to another Series
         Interests holder (   peer-to-peer   ) on the blockchain or in any
secondary trading market in
         the future, and, if so, disclose the expected timeline and associated risks related thereto.
         Furthermore, please revise to clarify how an investor may transfer Series Interests or
         Tokens if they are not made available for transfer "peer-to-peer" on the blockchain or to
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany 15,
September  NameTirios
               2023    Propco Series LLC
September
Page 3     15, 2023 Page 3
FirstName LastName
         trade in any secondary trading market, and make corresponding revisions to the first risk
         factor on page 14 and the subsection headed    General Restrictions on
Transfer    on page
         49.
7. Please add a separate subsection to describe the procedures Members must follow to initiate and effect a secondary transfer of Series Interests and Tokens in order to ensure the transfer is reflected in the records of the Transfer Agent, including, without limitation:
             Any transfer restrictions of the Series Interests and Tokens or transfer prerequisites
              and describe the material features of the Transfer Agent   s
whitelisting procedures,
              including its AML/KYC procedures;
             How a potential transferor may gain the Manager's approval of their potential transferee. In this regard, we note your disclosure under "General Restrictions on
              Transfer" on page 49 that transfers of Series Interests are prohibited unless the written consent of the Manager has been obtained, which consent may be withheld in its sole and absolute discretion;
             The steps a potential transferee must take to open a digital wallet that is compatible with the Tokens;
             Whether the transferor initiates a transfer by network, by notifying the Transfer
              Agent, or otherwise; and
             How long it will take to record transfers.
Subscription Procedure, page 31

8. Please be advised that we continue to review your response to the fourth bullet of comment 15 and added disclosure in the second paragraph on page 31 and may have further comments.
9. We note your response to comment 19 and re-issue in part. Please file your agreement with Stripe Inc. as an exhibit or tell us why you are not required to do so.
10. We note your response to comment 20 and re-issue in part. Please revise your disclosure to state, if true, that only whole Tokens may be issued or transferred.
Use of Proceeds, page 35

11. We reissue comment 26. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. See
         Instruction 3 to Item 6 of Part II of Form 1-A. Consider providing such information in tabular format at different levels of proceeds. In addition, please clarify if there is a limitation on management's ability to be repaid from future revenues and add risk factor disclosure regarding the impact on investors if the manager decides to go this route instead of receiving Series Interests.
 Sachin Latawa
Tirios Propco Series LLC
September 15, 2023
Page 4
Description of Business
Plan of Operations, page 38

12. We are unable to locate your response to comment 28 of our letter. In light of your expected use of leverage in operations, please address here, and in the risk factor section in a separate risk, the impact of increased interest rates on investors. We note that interest rates have increased over the past couple years and that, specifically, with respect to the current properties, the loans are due in June 2024 and you will likely need to obtain new financing at that time or renegotiate the current terms, which could result in even higher interest rates.
Property Overview, page 42

13. Noting the disclosure added regarding the loans used to finance the acquired properties, please revise here and elsewhere in the document, as appropriate, to disclose how you intend to settle these outstanding loans at maturity. To the extent you intend use other financing methods, please disclose them and the anticipated terms of those methods.
         Consider the need for associated risk factor disclosure.
14. For each of the properties, please disclose the anticipated monthly operating costs of owning them. Examples of anticipated operating costs include, but are not limited to, interest on the debt used to purchase them, insurance, real estate taxes, managements fees, accounting fees, maintenance fess, etc. Compare the total of the expenses to the anticipated monthly rent for of the properties that is disclosed in this section.
Compensation of Manager, page 46

15. We note your response to comment 34 of our letter. We note that commissions paid to the manager were deducted from total acquisition fees based on your disclosure on pages 35 to 37. Please disclose the total acquisition fees received by the manager, including the amounts deducted and clarify that these were commissions paid and the role the manager and its affiliates played that resulted in receiving these commissions.
16. We note the disclosure that you may retain the services of certain of the Manager's affiliates. Please clearly disclose those affiliates that may provide services, clearly
FirstName LastNameSachin Latawa
       disclose the services they may provide and disclose the potential compensation
Comapany    NameTiriosToPropco
       arrangements.             Series
                           the extent   LLC services will be provided to these
affiliates for the
                                      specific
       series
September   15,being
                2023offered,
                      Page 4 clearly disclose. Please add risk factor
disclosure.
FirstName LastName
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany 15,
September  NameTirios
               2023    Propco Series LLC
September
Page 5     15, 2023 Page 5
FirstName LastName
Prior Performance, page 76

17. We note your response to comment 35 and reissue. Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5, including the narrative summary, and please ensure that the prior performance tables are consistent with the requirements of
         Corporation Finance Disclosure Topic 6. For example only, please ensure that you disclose the number of investors, the amount raised, and whether you purchased new, used or construction properties.
Exhibits

18. We note that many of the exhibits were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of
         Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at
202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Arden Anderson, Esq.